Filed by Teleglobe International Holdings Ltd
                          Pursuant to Rule 425 under the Securities Act of 1933
                                    and deemed filed pursuant to Rule 14a-12 of
                                            the Securities Exchange Act of 1934
                                                    Subject Company: ITXC Corp.
                                                  Commission File No. 000-26739

CONTACT:
Theodore M. Weitz
ITXC Corp.
(609) 750-3816
tweitz@itxc.com
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                        RE: PROXY FOR EMPLOYEE STOCK PURCHASE PLAN

MAY 25, 2004 - PRINCETON, NEW JERSEY - Over the past few days we have received questions from participants in the ITXC Employee Stock Purchase Plan concerning the voting of those shares in connection with the proposed merger between ITXC Corp. and a subsidiary of Teleglobe International Holdings Ltd. You should have already received a proxy statement with respect to the special meeting of stockholders to be held on May 28, 2004 with respect to the merger. In case for some reason you have not received a copy of the proxy statement or a proxy card, please note the following information (which also appears on our corporate website at www.itxc.com.

The Special Stockholders' meeting is to be held on May 28, 2004. Your vote is important. If you did not receive a proxy statement, or require an additional proxy statement, one is available electronically at http://www.sec.gov/Archives/edgar/data/1278739/000104746904015487/0001047469-04-
015487-index.htm. (Due to the length of this URL you may have to copy it into your web browser.)

If you have not received a proxy card, or wish to vote your shares by telephone, please call our proxy solicitation agent, Morrow & Co. at 1-800-607-0088 or 1-972-788-0977 or send an email to itxc.info@morrowco.com with your telephone number and we will have someone call you. The Morrow representative will ask if you have read the proxy materials or have had access to them before accepting your vote.